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                                                           EXHIBIT 39


          An Indemnification Letter in the following form has been executed between the Company and the following individuals:

Kenneth S. Bagnell
J. Carter Beese, Jr.
Earl A. Grollman
Harold E. Hughes
Albert S. Lineberry, Sr.
Charles B. Loewen
Robert B. Lundgren
James D. McLennan
Ernest G. Penner
John N. Turner
Raymond L. Loewen
Paul Wagler
Lawrence Miller
Peter Hyndman
Timothy R. Hogenkamp



INDEMNIFICATION LETTER FOR DIRECTORS


                                              October 10, 1996





Dear ___________________:

Pursuant to Section 152 of the COMPANY ACT, R.S.B.C. 1979, c. 59, as amended, The Loewen Group Inc. (the "Company") may provide certain indemnities in favour of directors and former directors of the Company and in favour of directors or former directors of corporations of which the Company is or was a shareholder. Article 19.1 of the Articles of the Company provides for directors and former directors to be indemnified accordingly.

In consideration of one dollar ($1.00) and other valuable consideration, the receipt and sufficiency whereof is hereby acknowledged, the Company hereby undertakes to indemnify you and your heirs and personal representatives against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by you or any of such persons by reason of, arising from or in connection with your being a director of the Company or corporation of which the Company is or was a shareholder, including a judgment in any civil, criminal or administrative action or proceeding to which you or any of such persons is made a party by reason of your being or having been an director of the Company or corporation of which the Company is or was a shareholder, including an action brought by the Company or any corporation of which the Company is or was a shareholder.

The Company (i) will, so long as you shall be an director of the Company or corporation of which the Company is or was a shareholder, as the case may be, use its best efforts to ensure that none of the provisions in the articles of the Company relating to the indemnity of the directors is altered, (ii) will not prevent or seek to prevent you from obtaining the protection of any such provisions and (iii) will do all acts which may be required to secure such protection including without limitation make application to court for approval of the indemnity herein.

The foregoing indemnities are subject to the approval of the court, as provided in the COMPANY ACT and to the conditions that you have acted honestly and in good faith with a view to the best interests of the Company or corporation of which the Company is or was a shareholder, as the case may be, and, in case of a criminal or administrative action or proceeding, you had reasonable grounds for believing your conduct was lawful. You will be presumed to have acted honestly and


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                                      -2-

in good faith with a view to the best interests of the Company or corporation of which the Company is or was a shareholder, as the case may be, in the absence of a determination by the court that you acted in bad faith or with criminal intent.

This letter also confirms the terms on which the Company will assume conduct of the defence of any action to which the indemnity relates. Promptly upon your receiving notice of any claim for which you are entitled to indemnity under this letter, you will give notice thereof to the Company, together with all information in your possession related to the subject matter of the claim, and together with copies of any writs, petitions or other legal process served upon you. The Company will at its expense assume the defence of the claim, through counsel of its choice to whom you do not, on reasonable grounds, object. In addition, if you wish, you may retain legal counsel of your choice at the cost of the Company. Failure to give notice of a claim in a timely fashion will not disentitle you or your heirs or personal representatives to your rights hereunder unless the Company suffers material prejudice because of the delay.

Thereafter the Company will have carriage of the defence of the claim, but you will make yourself available at the times and (at the expense of the Company) places from time to time requested by the Company or its counsel for the purpose of examinations for discovery, preparation of answer to any claim, and for any other purposes related to the claim. The Company may at its expense, settle or compromise any claim made against you, but not without the consent of you or your heirs or personal representatives, which will not be unreasonably withheld. The Company will pay all costs of investigating any claim and all costs associated with conducting the defence.

All amounts advanced by the Company in respect of costs, charges and expenses of defending the claim will be treated as a non-interest bearing loan and will be repayable forthwith on demand in the event that the court fails to approve your entitlement to indemnity hereunder.

The provisions of this letter shall survive your resignation or other cessation of holding office as director and shall be in addition to and not in derogation of any rights at law or in equity that you or your heirs and personal representatives may have.

The Company will be subrogated to all rights which you or your heirs and personal representatives may have under policies of insurance.

The Company and you and your heirs and personal representatives will execute all further documents and take all further actions as shall be necessary or desirable to give effect to the provisions hereof.

If any provision of this agreement is illegal, void, unenforceable or otherwise ineffective, such provision shall be severed and the remaining provisions shall remain in full force and effect.


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The provisions hereof shall be binding upon the Company and its successors and shall survive any amalgamation, merger, combination or other reorganization of the Company.

Yours very truly

THE LOEWEN GROUP INC.


Per:




Agreed upon this _________ day of October, 1996.